UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-41072

Iris Energy Limited
(Translation of registrant’s name into English)

Level 12, 44 Market Street
Sydney, NSW 2000 Australia
+61 2 7906 8301
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

 INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Results of Operations

On September 13, 2023, Iris Energy Limited (the “Company”) released information regarding its financial results for the full year ended June 30, 2023. Copies of the Company’s press release and management presentation are furnished hereto as Exhibits 99.1 and 99.2, respectively.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release of Iris Energy Limited, dated September 13, 2023
99.2	Management Presentation, dated September 13, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Iris Energy Limited

Date: September 13, 2023	By:	/s/ Daniel Roberts
Daniel Roberts
Co-Chief Executive Officer and Director